UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 1-13990
CUSIP Number: 514936103

NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: March 31, 2009

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

LandAmerica Financial Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5600 Cox Road
Address of Principal Executive Office (Street and Number)

Glen Allen, Virginia 23060
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 26, 2008, LandAmerica Financial Group, Inc. (“LandAmerica” or the “Company”) filed a voluntary petition for relief under chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Court”).  The Company’s chapter 11 case is being administered under Case Number 08-35994.  Thereafter, on December 22, 2008, LandAmerica sold all of its interests in its underwriters, Lawyers Title Insurance Corporation, Commonwealth Land Title Insurance Company and United Capital Title Insurance Company, to Fidelity National Financial, Inc. and certain of its subsidiaries (“Fidelity”).  At the time of the sale, these underwriters constituted approximately 85% of the Company’s revenues.

LandAmerica’s current activities consist of administering its estate, providing limited transition services to Fidelity and disposing of its remaining assets.  LandAmerica does not have debtor-in-possession financing.  Further, the Company’s available cash is limited, and, during its chapter 11 case, such cash is needed to meet administrative expenses such as rent, payroll, corporate overhead, advisors’ fees, and expenses associated with selling remaining assets, reconciling claims and winding down the Company’s affairs.  The chapter 11 proceedings created obligations to file monthly operating reports with the Court, and the Company has used its limited financial and human resources to complete such filings.   The Company currently does not have, and does not expect to have in the future, the capacity to prepare consolidated financial statments for the fiscal quarter ended March 31, 2009 that are capable of being reviewed by an independent registered public accounting firm or certified by the Company's executive officers.

As a result, the Company will not be in a position to file its Form 10-Q for the first fiscal quarter of 2009 by the fifteenth calendar day following the required filing date, May 15, 2009, as prescribed in Rule 12b-25 and further cannot make any assurances as to when it will complete and file the Form 10-Q. The Company has not had the resources, and does not expect to have the resources, to file its Form 10-Q for the first fiscal quarter of 2009.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

G. William Evans
Executive Vice President and Chief Financial Officer	(804) 267-8114
(Name)
(Title)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|_| Yes |X| No*

*The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 has not been filed.  A Form 12b-25 with respect to that report was filed on February 27, 2009.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No**

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**The Registrant anticipates, based on the information currently available to it, that results of operations for the fiscal quarter ended March 31, 2009 will be significantly different from those for the fiscal quarter ended March 31, 2008, due to significant financial deterioration in the business over the past year and in particular, its bankruptcy proceedings described above. On March 20, 2009 and April 20, 2009, the Registrant filed current reports on Form 8-K that includes certain financial information relating to the periods January 1 – 31, 2009 and February 1-28, 2009; however, such information has not been audited or reviewed by independent accountants. In addition, following the filing of its Trustee Report for the period March 1-31, 2009 with the bankruptcy court, which is expected to occur after May 15, 2009, the Registrant intends to file a current report on Form 8-K that includes the information in the Trustee Report.  Given the Company’s limited financial and human resources, the Company cannot at this time estimate what significant changes would be reflected in its results of operations for such period compared to prior periods. The Company notes that its results of operations for the first fiscal quarter of 2008 were prepared on the basis of the assumption that the Company and its consolidated subsidiaries would continue to operate as a going concern, which was not the case as of March 31, 2009.

LandAmerica Financial Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 6, 2009

LANDAMERICA FINANCIAL GROUP, INC.

By:	/s/ G. William Evans
Name:	G. William Evans
Title:	Executive Vice President and Chief Financial Officer